DREYFUS U.S. TREASURY LONG TERM FUND

Statement of Investments

9/30/2004 (Unaudited)	Principal Amount ($)	Value ($)
Bonds and Notes - 97.5%		
U.S. Treasury Bonds - 64.3%		
5.25%, 2/15/2029	9,215,000 a	9,596,132
6%, 2/15/2026	2,200,000	2,508,946
6.125%, 11/15/2027	3,500,000	4,064,375
7.25%, 5/15/2016	2,800,000	3,525,592
7.25%, 8/15/2022	3,500,000	4,507,615
7.625%, 2/15/2025	11,200,000	15,139,152
8%, 11/15/2021	3,700,000	5,087,056
9.125%, 5/15/2018	5,900,000	8,631,700
11.75%, 11/15/2014	300,000	415,557
		53,476,125
U.S. Treasury Inflation Protected Securities - 20.2%		
3.375%, 4/15/2032	10,073,424 b	12,735,869
Coupon Strips:		
0%, 10/15/2028	300,000 b,c	334,459
0%, 4/15/2029	300,000 b,c	329,174
Principal Strips,		
0%, 4/15/2029	5,000,000 b	3,349,512
		16,749,014
U.S. Treasury Notes - 13.0%		
1.625%, 10/31/2005	8,000,000 d	7,952,480
4.25%, 8/15/2014	2,500,000	2,526,950
7.5%, 2/15/2005	315,000 d	321,618
		10,801,048
Total Bonds and Notes		
(cost $78,956,494)		**81,026,187**

Other Investments- 1.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund	1,355,000 e	**1,355,000**
(cost $1,355,000)		
Investment of Cash Collateral for Securities Loaned - 10.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $8,503,019)	8,503,019 e	**8,503,019**

Total Investment (cost$ 88,814,513)	109.3	**%**	**90,884,206**
Liabilities, Less Cash and Receivables	(9.3)	**%**	**(7,706,385)**
Net Assets	100.0	**%**	**83,177,821**

a	Partially held by a broker as collateral for open futures position.
b	Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
c	Notional face amount shown.
d	All or a portion of these securities are on loan. At September 30, 2004, the total market value of the fund's securities on loan is $8,274,098 and the total market value of the collateral held by the fund is $8,503,019.
e	Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS U.S. TREASURY LONG TERM FUND
Statement of Financial Futures
9/30/2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 9/30/2004 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	44	4,955,500	December 2004	**16,813**